FRONTLINE LTD.
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda
Telephone:  +1 (441) 295 6935

                                                    November 5, 2015

BY EDGAR AND E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
 100 F Street, N.E.
Washington, D.C. 20549

Attention: Laura Nicholson, Special Counsel

Re:	Frontline Ltd. Registration Statement on Form F-4 (No. 333-206542)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form F-4 that was initially filed with the U.S. Securities and Exchange Commission (the "Commission") on August 24, 2015 be accelerated so that it will be made effective at 3:00 p.m. New York City time on November 9, 2015 or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended.
The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Yours faithfully,
Frontline Ltd.

By: /s/ Inger M. Klemp Name: Inger M. Klemp Title: Principal Financial Officer